May 6, 2025

Anquan Wang
Chief Executive Officer
Webull Corporation
200 Carillon Parkway
St. Petersburg, FL 33716

       Re: Webull Corporation
           Registration Statement on Form F-1
           Filed May 1, 2025
           File No. 333-286880
Dear Anquan Wang:

       We have conducted a limited review of your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1
General

1. It appears that you do not meet the eligibility requirements to be able to incorporate by reference. Please note that, in order to be able to incorporate by reference, registrants and any of their predecessors must not have been a shell company as defined in Rule 405 of the Securities Act during the past three years. Refer to General
       Instruction VI.D.1(b) to Form F-1 and to the Staff Statement on Select Issues
       Pertaining to Special Purpose Acquisition Companies issued March 31, 2021. Please revise your registration statement to include all of the disclosure required by Form F-1 that is currently incorporated by reference.
 May 6, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at
202-551-3758 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets